SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)1

                                    CPX Corp.
                          (f/k/a CellPro, Incorporated)
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   126 16N 100
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 January 3, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 6 Pages)


-----------------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------                  ------------------------------
CUSIP No. 126 16N 100                   13D       Page 2 of 6 Pages
--------------------------------                  ------------------------------


================================================================================
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                 STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
                 WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                   / /
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OR ORGANIZATION

                 DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF       7     SOLE VOTING POWER
   SHARES
BENEFICIALLY              2,180,362
  OWNED BY    ------------------------------------------------------------------
    EACH         8     SHARED VOTING POWER
 REPORTING
PERSON WITH               -0-
              ------------------------------------------------------------------
                 9     SOLE DISPOSITIVE POWER

                          2,180,362
              ------------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                          -0-
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON

                    2,180,362
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                 / /
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      14.9%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

                    PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                  ------------------------------
CUSIP No. 126 16N 100                   13D       Page 3 of 6 Pages
--------------------------------                  ------------------------------



     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
                    00
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                   / /
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OR ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF       7       SOLE VOTING POWER
   SHARES
BENEFICIALLY                  4,341,862
  OWNED BY   -------------------------------------------------------------------
    EACH         8       SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
             -------------------------------------------------------------------
                 9       SOLE DISPOSITIVE POWER

                              4,341,862
             -------------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON

                    4,341,862
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                 / /
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      29.7%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

                    IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                  ------------------------------
CUSIP No. 126 16N 100                   13D       Page 4 of 6 Pages
--------------------------------                  ------------------------------


         The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (the "Amendment No. 3"). The Amendment No. 3 amends the Schedule 13D as specifically set forth.

Item 3 is hereby amended to read as follows:

Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate purchase price of the 2,180,362 Shares of Common Stock owned by Steel Partners II is $477,172.84. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

         The aggregate purchase price of the 2,161,500 Shares of Common Stock beneficially owned by Warren G. Lichtenstein is $158,151. The Shares of Common Stock beneficially owned by Warren G. Lichtenstein were acquired with personal funds.

Items 5(a) and (c) are hereby amended to read as follows:

Item 5.  Interest in Securities of the Issuer.

         (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 14,633,985 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1999.

         As of the close of business on February 3, 2000, Steel Partners II beneficially owns 2,180,362 Shares of Common Stock, constituting approximately 14.9% of the Shares outstanding. Mr. Lichtenstein beneficially owns 4,341,862 Shares, representing approximately 29.7% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 2,180,362 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares.

         (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock since the filing of Amendment No. 2.

--------------------------------                  ------------------------------
CUSIP No. 126 16N 100                   13D       Page 5 of 6 Pages
--------------------------------                  ------------------------------


                                   SIGNATURES


         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    February 4, 2000                             STEEL PARTNERS II, L.P.

                                                 By:  Steel Partners, L.L.C.
                                                      General Partner


                                                 By:/s/ Warren G. Lichtenstein
                                                    ----------------------------
                                                    Warren G. Lichtenstein
                                                    Chief Executive Officer


                                                 /s/ Warren G. Lichtenstein
                                                 -------------------------------
                                                 WARREN G. LICHTENSTEIN

--------------------------------                  ------------------------------
CUSIP No. 126 16N 100                   13D       Page 6 of 6 Pages
--------------------------------                  ------------------------------


                                   SCHEDULE A

         Transactions in the Shares Since the Filing of Amendment No. 2
         --------------------------------------------------------------

                             STEEL PARTNERS II, L.P.
                             -----------------------
                                      None

                              WARREN LICHTENSTEIN


Shares of Common
      Stock                  Price Per         Date of
Purchased/(Sold)               Share         Purchase/Sale
----------------             ---------       -------------
    100,000                  .081025           12/29/99
    275,000                  .071373             1/3/00
     40,000                  .083063            1/14/00